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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Dialog Group, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  25250M 10 5
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                                 (CUSIP Number)

                               Cater Barnard, plc
                              Lloyd's Avenue House
                               6, Lloyd's Avenue
                            London, England EC3N 3AX
                            Attention: Stephen Dean
                                +44 870 066 0830
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 7, 2003
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            (Date of Event which Requires Filing of this Statement)


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CUSIP No. 25250M 105
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Cater Barnard, plc
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
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3.   SEC Use Only


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4.   Source of Funds (See Instructions)

     WC and OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      |_|

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6.   Citizenship or Place of Organization

     England and Wales
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 Number of          7.   Sole Voting Power
   Shares
Beneficially             See Item 5 of Attached Schedule
  Owned by          ------------------------------------------------------------
    Each            8.   Shared Voting Power
 Reporting
Person With              See Item 5 of Attached Schedule
                    ------------------------------------------------------------
                    9.   Sole Dispositive Power

                         See Item 5 of Attached Schedule
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power

                         See Item 5 of Attached Schedule
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 of Attached Schedule
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      |_|

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13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 of Attached Schedule
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14.  Type of Reporting Person (See Instructions)

     CO
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

Item 1.  Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Shares") and preferred stock (the "Preferred Shares"), of Dialog Group, Inc. a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 257 Park Avenue South, 12th floor, New York, New York 10010.

Item 2.  Identity and Background

(a) This Statement is being filed by (i) Cater Barnard, plc, a company organized under the laws of England and Wales ("Cater Barnard"), and (ii) Cater Barnard
(USA) plc, a company organized under the laws of England and Wales and a subsidiary of Cater Barnard ("Cater Barnard USA", and collectively with Cater Barnard, the "Reporting Persons").

Attached hereto as Annex A is the name of (i) each executive officer and director of each Reporting Person, (ii) each person controlling each Reporting Person and (iii) each executive officer and director of any corporation or other person ultimately in control of each Reporting Person (each such person, a "Controlling Person"). Annex A is incorporated into and made a part of this Statement.

(b) The address of the principal executive offices of each Reporting Person is Lloyd's Avenue House, 6 Lloyd's Avenue, London, England EC3N 3AX. Attached hereto as Annex A is the business address of each Controlling Person.

(c) Attached hereto as Annex A is each Controlling Person's principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Attached hereto as Annex A is the citizenship of each Controlling Person.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Agreement for Merger between the Issuer and Healthcare Dialog Group dated November 04, 2002 (the "Merger Agreement"), and subject to the completion of the Merger, which became effective on March 01, 2003, the Reporting Person agreed to convert all of its outstanding Issuer's debt into common stock.

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Additionally, on or about April 07, 2003, the Reporting Person converted its
142,810 Preferred Shares into 5,712,400 shares of Common Stock and agreed to return 3,500,000 shares of Common Stock to the Issuer for release on the $650,000 commitment, which was a condition in the Merger agreement.

All of these transactions, including previous loan conversions were reported by the Issuer in its 10-K and 10-Q filings for the periods ended June 30, 2002, September 30, 2002 and December 31, 2002.

Accordingly, the Reporting Person (1) converted all loans totaling $5,025,102 into 12,175,314 shares of Common Stock; (2) converted all Preferred Shares totaling 142,810 into 5,712,400 of Common Shares; and (3) returned 3,500,000 shares of Common Stock to the Issuer.

In addition to the above, Cater Barnard purchased 5,000 shares of Common Stock in the open market bringing its total holdings to 16,477,297 shares of Common Stock.

Item 4.  Purpose of Transaction

The Common Shares being acquired by the Reporting Persons are being acquired and held for investment purposes.

(a) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

(b) Except for the transactions described in this Statement, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) None of the Reporting Persons and, to the best of each Reporting

Person's knowledge, none of the Controlling Persons have any plans or proposals, which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board.

(e) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

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(f) Except for the foregoing, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

(g) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals, which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any action similar to any of those enumerated in this Item 4.

Each Reporting Person retains the right to change its investment intent and to take any other action with respect to the Issuer and its securities which is permitted by law. In the event of a material change in the present plans or intentions of a Reporting Person, such Reporting Person will amend this Schedule 13D to reflect such change as required by law.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Statement, the Reporting Person holds 16,477,297 Common Shares, representing approximately 24% of the Issuer's issued and outstanding Common Shares. This does not include 2,550,000 Common Shares, which are owned by Envesta, plc. The Reporting Person and Stephen Dean own Preferred Shares of Envesta, plc, which convert into approximately 15% and 16% respectively of Envesta, plc.

         In addition, Reporting Person owned a Warrant to purchase an additional 675,000 Common Shares. This Warrant was cancelled in February 2003.

         (b) The Reporting Person has the sole power to vote or direct a vote, and dispose or direct the disposition of, the Common Shares and Preferred Shares held by it, or to be acquired by it upon conversion of the Preferred Shares.

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         (c) Except as described above, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have effected any transactions in the Common Shares or the Preferred Shares during the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Shares or Preferred Shares beneficially owned by the Reporting Persons.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cater Barnard owns approximately seven-two percent (72%) of Cater Barnard USA. Apart from such relationships, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1: Agreement of Merger dated November 7, 2002 by and among IMX Pharmaceuticals, Inc. (for itself and for Dialog Group, Inc., its successor by merger), HCD Acquisition, Inc., Healthcare Dialog, Inc., and Peter DeCrescenzo, Vincent DeCrescenzo, and Cindy Lanzendoen, and Stephen Dean. *

Exhibit 2: Amendment to Agreement of Merger dated February 26, 2003 by and among IMX Pharmaceuticals, Inc. (for itself and for Dialog Group, Inc., its successor by merger), HCD Acquisition, Inc., Healthcare Dialog, Inc., and Peter DeCrescenzo, Vincent DeCrescenzo, and Cindy Lanzendoen, and Cater Barnard, plc.
**

Exhibit 3: Compromise Agreement dated April 7, 2003 by and among Dialog Group, Inc., Cater Barnard, plc and Stephen Dean.

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* Filed as Exhibit with the Issuer's Current Report on Form 8-K, which was filed with the SEC on November 19, 2002.

** Filed as Exhibit with the Issuer's Current Report on Form 8-K, which was filed with the SEC on March 14, 2003.

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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATER BARNARD, plc
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Date
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Signature
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Adrian Z. Stecyk
Director Cater Barnard, plc

CATER BARNARD (USA), plc
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Date
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Signature
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Adrian Z. Stecyk
Chief Executive Director Cater Barnard (USA) plc

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ANNEX A to Schedule 13D

---------------------- --------------------------------- ------------------------------ --------------------------------
Name                   Business Address                  Principal Occupation or        Name, Principal Business
Citizenship                                              Employment                     Address of Employment
---------------------- --------------------------------- ------------------------------ --------------------------------

Stephen Dean           C/o Cater Barnard, plc            Chairman of Cater Barnard,     C/o Cater Barnard, plc
                       Lloyd's Avenue House              plc and Cater Barnard          Lloyd's Avenue House
                       6, Lloyd's Avenue                 (USA), plc                     6, Lloyd's Avenue
                       London, England EC3N 3AX                                         London, England EC3N 3AX
---------------------- --------------------------------- ------------------------------ --------------------------------
Adrian Stecyk          C/o Griffin Securities, Inc.      Director of Cater Barnard,     C/o Griffin Securities, Inc.
USA                    17 State Street, 3rd floor        plc and Chief Executive        17 State Street, 3rd floor
                       New York, NY 10004                Director of Cater Barnard      New York, NY 10004
                                                         (USA) plc
---------------------- --------------------------------- ------------------------------ --------------------------------